July 9, 2021

Re: Global Warming Solutions, Inc.

Amendment No. 4 to Registration Statement on Form 10-12G

Filed June 21, 2021

File No. 000-53170

To Whom It May Concern:

In response to the recent staff questions on the filing on Form 10-12G, Amendment #4 on June 21, 2021 we offer the following responses.

Item 1. Business

Business Strategy

Industry Overview, page 6

1.      Please refer to your response to comment 1. Please confirm our understanding that your decision to divest and discontinue all of your operations pertaining to CBD sales was made some time after you issued the May 4, 2021 press release stating otherwise. In this regard, please also confirm, if true, that Green Holistic Solutions, Inc. is not your "Agricultural Subsidiary" and that the issuance of 18 million shares in Green Holistic Solutions, Inc. does not represent a majority or controlling interest. In this regard, we note that Green Holistic Solutions, Inc. has been formed by two of your significant shareholders; please provide related party disclosure in future filings.

We confirm that the decision to discontinue all operations concerning CBD products was made after we issued the May 4, 2021 press release.  Green Holistic Solutions, Inc., is not the Agricultural subsidiary of the Company. The 18 million shares of Green Holistic Solutions, Inc., owned by the Company does not represent a controlling interest in the Green Holistic Solutions, Inc.  We have included related party disclosures to read as follows:

On May 8, 2021 the company ceased all operations relating to CBD sales. The website “www.cbd.biz” has since been shut down. All operations pertaining to CBD sales have been divested and discontinued. The domain and all other assets associated with CBD sales was transferred to Green Holistic Solutions, Inc., in exchange for 18 million shares of Green Holistic Solutions, Inc.  Green Holistic Solutions, Inc., is controlled by Paul Rosenberg and Michael Hawkins, both of whom are a significant shareholder of the Company.

In addition to this change, we have removed all aspects within the Form 10 that speak to the ongoing sale of CBD products, such as risk factors, etc…

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Description of Business

Patents, Trademarks, Trade Secrets and Other Intellectual Property

Exclusive Rights License Technology, page 7

2.      We re-issue comment 2 in part, as you have not revised your disclosure to clarify who holds the patent to the patented turbine technology and the terms of your licensing arrangement. In this regard, we note your press releases dated May 11 and 26, 2021suggest that you are licensing this technology from Dr. Yuri Abramov.

We have updated our disclosure to read as follows:

Exclusive Rights License Technology

Turbine Energy Project – is a patented turbine technology invented and owned by Dr. Yuri Abramov, that increases the efficiency of electrical power production triggered by wind. Lift force is generated with relatively low wind force and utilizes changes in temperature and density to generate equivocal force throughout thus creating perpetual flow.  The Company has the right of the use of the patented technology on a perpetual basis.

You may contact the Law Offices of Carl G. Hawkins at 904-748-9750 if you have questions regarding our responses to the staff comments and related matters.

Sincerely,

/s/ Michael Pollastro

President

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